Nuveen Commodities Asset Management, LLC

333 West Wacker Drive, Suite 3300

Chicago, Illinois 60606

VIA EDGAR	July 14, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Nuveen Long/Short Commodity Total Return Fund
Registration Statement on Form S-3
File No. 333-205587

Ladies and Gentlemen,

On behalf of Nuveen Long/Short Commodity Total Return Fund, pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above-referenced Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 9, 2015, immediately following the calculation of registration fee table:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

Should you have any questions or require additional information, please do not hesitate to contact J. Craig Walker or David P. Glatz of K&L Gates LLP, external counsel to the Registrant, at (312) 807-4321 or (312) 807-4295, respectively.

Sincerely,

/s/ William Adams IV
President
(Principal Executive Officer)
Nuveen Commodities Asset Management, LLC

cc:	Stephen D. Foy, Chief Financial Officer
(Principal Financial and Accounting Officer)
Nuveen Commodities Asset Management, LLC